(a)(1)(vi)
PROMISSORY NOTE
Pursuant to the Offer to Purchase (the “Repurchase Offer”) up to one hundred percent (100%) of the aggregate of its beneficial interest (“Interest”) at a price equal to the respective net asset value as of the close of The New York Stock Exchange on the Valuation Day upon the terms and conditions set for in the Repurchase Offer, PARADIGM Multi-Strategy Fund I, LLC, hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the “Payee”) an amount equal to the estimated net asset value of the Interest tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Master Fund.
This note entitles the Payee to receive an initial payment, valued in accordance with the Limited Liability Company Agreement of the Master Fund, equal to a least 90% of the estimated value of the Interest (the “Initial Payment”) which will be paid to the payee in the form of a check or wire within 30 days after the Valuation Date, unless the Master Fund has requested a withdrawal of its capital from any underlying fund(s) in order to fund the repurchase of interest, in which case payment will be made 10 business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from such underlying fund(s).
This note also entitles the Payee to a contingent payment equal to the excess, if any, of (a) the value of the repurchased Interests (or portions thereof), determined as of the Valuation Date and based upon the results of the annual audit of the Master Fund’s financial statements for the year in which the Valuation Date falls, over (b) the Initial Payment. The contingent payment is payable promptly after the completion of the audit of the Master Fund’s financial statements for fiscal year ending December 31, 2007.
Both the initial and contingent payments hereunder shall be paid in cash, provided, however, that if the Master Fund’s Board of Directors determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining members of the Master Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.
Both the initial and contingent payment of this note shall be made by check or wire to the Payee, as per the Payee’s instruction on the Repurchase Request Form.
This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.
Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee:

PARADIGM Multi-Strategy Fund I, LLC

By: